Crooked City Cider

Alcohol · Main Street · Entertainment · Brewery · Female Founder

Oakland's first cidery; producing dry cider in the heart of the city

CROOKEDCITYCIDER.COM   OAKLAND CALIFORNIA





Crooked City Cider is Oakland's original cider; producing a variety of kick-ass dry craft ciders, currently available at select Oakland bars and restaurants and at our shared tasting room. We're raising funds to support the buildout of our new taproom in Oakland's Jack London neighborhood. We've secured a lease and are planning a late summer... more

Dana Bushouse Cider Boss @ Crooked City Cider

Why you may want to support us...

1. Oakland's first cidery since prohibition.
2. Crooked City Cider is profitable.
3. Only Bay Area cidery producing natural, dry cider with no baloney added.
4. This year we will produce over 5,000 gallons of cider.
5. Our cider has no added juice or sugar.
6. We will be Oakland's first cider tap house with over 25 taps of cider.
7. Cider is one of the fastest growing industries in the U.S.
8. Cider is the fastest-growing alcoholic beverage industry.

Why investors ❤ us

WE'VE RAISED $632,000 SINCE OUR FOUNDING

I've been a customer of Crooked City Cider for a year, and I couldn't be happier. Their cider is refreshing, not too sweet, has unique flavors ranging from ginger to chocolate to original, and Dana is the best cider boss on the planet. I don't like too sweet cider, you know, the kind that comes in a can that you often find lingering at bad parties. Dana's cider has nothing to do with that crap. My favorite is definitely the Can't Stop Won't Stop, though the hot Apple Dicken's Cider is a great wintery treat as well. It's a little embarrassing because my partner and I can't shut up about her weekly event Cider Friday.

Elana Bloom
Customer



Hi there! I've been a fan of Crooked City since I first tasted it at a wine festival in Jack London Square. I live in the neighborhood and am so excited that you're opening up a tasting room there! It'll be my new neighborhood spot for sure.

Xenia Shih Bion



Hello my name is Santiago Castillo soon to be a Civil Engineering graduate who simply hates beer but loves hard cider. I hope to one day see Crooked City Cider at all BevMos.

Santiago Castillo

SEE MORE

The founder

MAJOR ACCOMPLISHMENTS



Dana Bushouse
Cider Boss
I started Crooked City Cider out of my basement and have since grown to a commercial production space- handling all aspects of the business on my own!

In the news

Crooked City Cider to Expand with New Oakland Taphouse

Oakland is about to get a full-fledged cider bar. Crooked City Cider just signed a lease at 222 Broadway near Jack London Square. Owner Dana...

October 24, 2017 @ m.eastbayexpress.com

Taste This: Apples + Ex Cons = Crooked City Cider in Oakland

Leslie Sbrocco, host of Taste This, toasts Dana Bushouse and her moonshine-making family. Her uncles' bootlegging beginnings inspired her to keep it legal, and now she ferments her apples on the right side

October 10, 2017 @ kqed.org

Dana Bushouse brews unique, 'crooked' hard cider

Dana Bushouse has a family history with booze production - her great uncles were big moonshiners during Prohibition. "Rumor was they worked with Al Capone, and they were running all of southern Michigan

July 30, 2015 @ berkeleyside.com

Our Story


Crooked City Cider
TRIBUNE

Crooked City Cider has been making delicious, dry – not sweet – craft ciders since 2014. Our ciders are currently in select restaurants and bars and our shared tasting room in Oakland, CA.

We have a lease for a full-fledged cider taproom in the Jack London neighborhood of Oakland. We're planning to open later this summer. Funds from this raise will go towards sprucing up the interior of the bar and outfitting it fully. The minimum cost of the buildout has already been secured through loans and company savings. We're currently profitable.

Investor Q&A

– COLLAPSE ALL

What does your company do?

Crooked City Cider is Oakland's original cider; producing a variety of kick-ass dry craft ciders, currently available at select Oakland bars and restaurants and at our shared tasting room. We're raising funds to support the buildout of our new taproom in Oakland's Jack London neighborhood. We've secured a lease and are planning a late summer opening. The minimum cost of the buildout has already been secured through loans and company savings.

Where will your company be in 5 years?

I hope to continue to grow our cider production, increase distribution, and add a line of canned cider. I plan to open additional taprooms around the Bay Area, bringing cider to the people!

What's new about what you're making? How is it different?

The one thing we hear way too much of is "I don't like cider, it's way too sweet!" We know there are so many types of cider, and sweet is just one of them. Crooked City Cider was created to bring an actual dry cider to people; one they can drink like a beer! We've been changing minds one cider at a time. The new tap house will present customers with 25+ taps of cider so they can experience all that cider is and can be.

How big is the market?

The cider market is one of the fastest growing industries in the U.S. and the fastest growing adult beverage industry. Cider sales are 10 times greater than they were 9 years ago, with cider sales making up 4% of the alcohol consumer market. We are seeing regional and local cideries driving this growth, making up 25% of the market.

Financials

Crooked City Cider has financial statements ending December 31 2019. Our cash in hand is $60,000, as of March 2019. Over the three months prior, revenues averaged $9,000/month, cost of goods sold has averaged $10,000/month, and operational expenses have averaged $10,500/month.

At a Glance

January 1 to December 31


$$$$

$54,000 [88%]
Revenue



$6,000 [97%]
Net Profit


IOU!

$0 [100%]
Short Term Debt



$0
Raised in 2019



$60,000
Cash on Hand
As of 03/27/19

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $54,000 compared to the year ended December 31, 2018, when the Company had revenues of $91,201.22. Our gross margin was 62.96% in fiscal year 2019, compared to 54.48% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $183,000, including $150,000 in cash. As of December 31, 2018, the Company had $231,405.01 in total assets, including $35,214.06 in cash.
- *Net Income.* The Company has had net income of $6,000 and net income of $2,950.40 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $700,000 for the fiscal year ended December 31, 2019 and $166,520.56 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $525,000 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Crooked City Cider LLC cash in hand is $60,000, as of March 2019. Over the last three months, revenues have averaged $18,000/month, cost of goods sold has averaged $21,000/month, and operational expenses have averaged $11,000/month, for an average burn rate of $14,000 per month. Our intent is to be profitable in 0 months.

We opened the bar, held grand opening activities, hired staff, took on rent and utility costs amongst other operating costs and shut-down cider production.

We expect revenues to continue to increase as awareness of our new tap house spreads. We have remaining loan funding to cover us during this initial opening phase.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: 11%	**Gross Margin:** 63%	**Return on Assets:** 3%
Earnings per Share: N/A	**Revenue per Employee:** $54,000	**Cash to Assets:** 82%
Revenue to Receivables: ~	**Debt Ratio:** 383%	

StatementofCashFlows.pdf | BalanceSheet 1 .pdf | ProfitandLoss 3 .pdf

Risks

1. The Company has made certain assumptions about the cider market in order to create financial projections for the business. There is risk associated with the accuracy of these projections due to continuous changes in consumer preferences and shifts in consumer demographics. In order to mitigate this risk, the Company has based its key assumptions off of the operations of other similar businesses.

2. The Company has made a key assumption that the market for ciders will continue to grow to support its expansion to a new location. If cider does not continue to grow in popularity the company may not be able to support it's expanded operations and may need to scale back it's productions.

3. Crooked City Cider is dependent on its single manager. If anything catastrophic were to happen to her, the future of the company may be compromised.

4. Because the Company will manufacture and sell alcohol, it will be subject to extensive regulation by the Federal Tax and California Alcoholic Beverage Control. These regulations are strictly enforced. Failure to follow those regulations could have a severe negative impact on it's sales and even it's ability to remain open

5. The cost of making cider is very dependent on ingredient costs, especially apples and apple juice. Increases in ingredient costs due to shortages or weather could affect the Company's profit margins.

6 The alcohol industry is highly competitive. Crooked City Cider face competition from small scale distributors as well as mass-market grocery distributors and retailers, and from both the cider industry as well as the beer industry. These competitors have been in business longer, have substantially greater financial and other resources, and may be better established in their markets.

7 The Company has limited control over our suppliers and are dependent on them for its business. A change in relationship with a supplier could have negative effects on its operations.

8 The company owes money through a related party debt. As of April 2018 we owe $210,000 through a related party loan as well as $25,000 through a non-related party loan. We are not prohibited from taking on more debts in the future and therefore, if we increase our debt amount, our financial position could be harmed.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Dana Bushouse	CEO @ Crooked City Cider, LLC	2015

Officers

OFFICER	TITLE	JOINED
Dana Bushouse	CEO	2015

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Dana Bushouse		100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
10/2018	$250,000	Loan
10/2018	$107,000	Revenue Share
04/2016	$15,000	Loan
10/2016	$30,000	Loan
04/2016	$10,000	Loan
01/2017	$220,000	Loan

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Kiva	04/01/2016	$10,000	$0	0.0%	04/01/2018	
Capital One Vehicle Loan Passat	04/01/2016	$15,000	$0	5.0%	09/01/2017	
Capital One Vehicle Loan Jeep	10/01/2016	$30,000	$25,000	5.0%	10/01/2023	Yes
Huntington Bank	01/01/2017	$220,000	$210,000	6.0%	01/01/2027	Yes
Main Street Launch	10/31/2018	$250,000	$250,000	8.25%	10/31/2020	Yes

Related Party Transactions

Name	Kooiman and Bushouse
Amount Invested	$220,000
Transaction type	Loan
Issued	01/01/2017
Outstanding principal plus interest	$210,000 as of 04/2018
Interest	6.0 per annum
Maturity	01/01/2027
Outstanding	Yes
Current with payments	Yes
Relationship	Parents of Founder

Interest only for the first 5 years. The loan is being facilitated through Huntington Bank, by Kooiman/Bushouse.

Use of Funds

$50,000	95% of funds will be used to purchase the equipment for and begin the buildout of the bar 5% will go towards Wefunder Intermediary Fee
$107,000	50% of funds will be used to purchase the equipment for and begin the buildout of the bar 45% will be used to purchase additional equipment for the bar such as a audio/visual, lounge furniture, and local art 5% will go towards Wefunder Intermediary Fee

Capital Structure

This is an LLC with no issued units.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.